Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is computed based on weighted average shares outstanding of Class A and Class B common stock and excludes any potential dilution.  In accordance with EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF 03-6”), which nullifies EITF Topic D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings Per Share”, the Company’s participating convertible securities, which include the Class C common stock, are not included in the computation of basic EPS because the participating securities do not have a contractual obligation to share in the losses of the Company.  The provisions of EITF 03-6 became effective for the Company beginning April 1, 2004.  The adoption of this new pronouncement did not have any impact on the Company’s consolidated financial statements.

Diluted EPS reflects the potential dilution from the exercise or conversion of all dilutive securities into common stock based on the average market price of common shares outstanding during the period.  The number of common shares potentially issuable upon the exercise of options and warrants or conversion of the participating convertible securities that were excluded from the diluted EPS calculation, because they are antidilutive are as follows:

	As of December 31,
	2003	2002	2001
Potential conversion of Class C
common stock	(a)	(a)	--

Options	62,518,000	351,485,000	14,035,000

Warrants	10,000,000	4,500,000	4,500,000

(a)

The potential conversion of Class C common stock is contingent on a future event and, accordingly, the number of shares of Class A common stock to be issued with respect to such potential conversion of the Class C common shares cannot be quantified as of December 31, 2003 and 2002 (see Note 10).  There were 55,838,547, 20,000,000 and -0- shares of Class C common stock outstanding as of December 31, 2003, 2002 and 2001, respectively.

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